KAL Energy, Inc.
World Trade Center 14th Floor
Jl. Jenderal Sudirman Kav. 29-31
Jakarta, Indonesia 12920

May 7, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	KAL Energy, Inc.
Form 10-KSB for the Fiscal Year Ended May 31, 2008
Filed September 15, 2008
Form 10-Q for the Fiscal Quarter Ended November 30, 2008
Filed January 20, 2009
File No. 333-97201

Ladies and Gentlemen:

KAL Energy, Inc. (“we,” “us,” “our” or the “Company”) hereby responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) as set forth in your letter of March 27, 2009.  For ease of use, the comments in the letter are reproduced below in italics, together with our responses to the Staff in plain text.

Form 10-KSB for the Fiscal Year Ended May 31, 2008

Management’s Discussion and Analysis or Plan of Operation. page 24

Question 1: We note your auditor’s report includes an explanatory paragraph indicating there is substantial doubt about your ability to continue as a going concern. Ordinarily, we believe you would need to include prominent disclosure identifying the conditions and events that give rise to this assessment, describing your plans to overcome these financial difficulties, and indicating how you intend to generate cash to support your operations during the following twelve months, to comply with FRC § 607.02.

Response:  We are aware that under FRC § 607.02, filings that include reports having going concern modifications must also include appropriate and prominent disclosure of the financial difficulties giving rise to that uncertainty.  As these difficulties were not overly complex and due largely as a result of the ordinary course operation of the business and a shortfall in fund raising, the Company believes that the disclosure provided in Note 1 to the financial statements on pg. 33, the risks presented in Part I. Item 1. DESCRIPTION OF BUSINESS, the Risk Factors section beginning on pg. 6, specifically the Risk Factor entitled “If we do not obtain financing when needed our business will fail,” and the disclosure set forth in Plan of Operation of Item 6. MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION meet the requirements of FRC § 607.02.  Although without much excess detail, these sections include, and specifically the Plan of Operation section includes, not only the financial difficulties giving rise to that uncertainty, but these sections also include a discussion of a viable plan that has the capability of removing the threat to the continuation of the business.  In accordance with the requirements of FRC § 607.02, the plan may include a "best efforts" offering so long as the amount of minimum proceeds necessary to remove the threat is disclosed.  This requirement is addressed through the discussion of a potential $5 million potential private placement, which would enable the issuer to remain viable for at least the 12 months following the date of the financial statements being reported on.  Although the plan was presented simply, the concept is viable and the risks associated with potential capital raising are disclosed in the Risk Factors section, in the subsections Risks Related to Us and Risks Related to Our Common Stock.

Stock-Based Compensation Expense, page 25

Question 2: We note that during the year ended May 31, 2008, and in fiscal 2009, you have reduced stock based compensation expense to reflect the impact of grant cancellations. Please clarify whether such cancellations were associated with service or performance conditions that were not met, or which otherwise affected the vesting of the awards, explain the facts and circumstances surrounding these reversals, and identify the specific passages within SFAS 123(R) that you believe correspond to your particular situation.

Response:  All grants vest based on an employee’s or contractor’s service period.  The cancellations were triggered by staff and contractors leaving the Company.  We revised the compensation cost based on the estimated number of instruments for which requisite service is expected to be rendered under SFAS 123R paragraph 43. The cumulative effect of the change in the estimated number of instruments for which the requisite service is expected to be, or has been, rendered is recognized in the compensation cost in the period of change.

Financial Statements, page 27

Report of Independent Registered Public Accounting Firm, page 28

Question 3: We note that your current auditors do not indicate that they audited the inception- to-date information, covering the period from February 21, 2001 (inception) to May 31, 2008, in rendering their opinion. If your auditors are not extending audit coverage to this period, you should label all of the cumulative data in your financial statements as unaudited.

Response:  In response to the Staff comment, the Company would like to clarify that the predecessor audit firm to Kabani & Co., Morgan & Company, opined on the Company’s May 31, 2006 financial statements and for the cumulative period from inception February 21, 2001 to May 31, 2006. The Company will amend its Form 10-KSB for the year ended May 31, 2008, to include the predecessor auditor report/consent for the formal inclusion of this audited information in the amended filing.  We have contacted Morgan & Company and anticipate that we will be able to update Amendment No. 1 to the Form 10-KSB for the year ended May 31, 2008 to include this information within the next several weeks.

Consolidated Statements of Cash Flows, page 31

Question 4: Please tell us the origin of the financing activities line item, “Advances on notes receivable.” To the extent this line item represents disbursements for loans made by you, these cash outflows may need to be reclassified to investing activities to comply with paragraph 17 of SFAS 95.

Response:  In response to the Staff comment, we have considered guidance per paragraph 17 of SFAS 95. Based on our evaluation this line item, “advances on notes receivable” should be reclassified to “investing activities.”  We have amended the Form 10-KSB for the year ended May 31, 2008 to reflect this reclassification.

Note 4 — Notes Receivable, page 36

Question 5: Please clarify what you mean when you state that you had not “received confirmation from the holders of the notes.” Tell us why this event would result in you enacting your rights under the share pledge agreements to change the ownership of GPK and BBM and cause you to question the collectability of the note receivable balances.

Response:  As the shareholders ceased communication with the Company, we asserted our rights under the Share Pledges and Powers of Attorney to act on behalf of the shareholders to change ownership in those entities. This action on our part led us to conclude that there was a low likelihood of collecting on the debt.

Note 7 — Intangible Assets, page 37

Question 6: We note that in accounting for the purchase of Thatcher Mining Pte. Ltd., based on your disclosure in Note 10, you assigned $12,718,168 to an intangible asset, representing agreements with Pt Graha Panca Karsa (PT GPK) and PT Bunyut Bara Mandiri (PT BBM) to provide mining services in exchange for a share of the revenues derived from coal sales from the concessions held by these two entities. Further, we note that you reduced this amount by $5,632,462 of negative goodwill, resulting in a net allocation of $7,085,706, and are amortizing this intangible asset over a 20 year life.

Please submit the analysis that you prepared, identifying all pertinent factors you considered to arrive at the estimated useful life; it should be clear how you considered the terms of the exploration licenses held by PT GPK and PT BBM in arriving at this estimate, particularly, the fact that the licenses for both concessions expired on September 14, 2008, as you disclose. Tell us the extent of your experience in applying for extensions, on these properties or others, and having these requests granted by the Indonesian government. Refer to paragraph 11 of SFAS 142 for guidance.

Finally, please explain to us how you concluded that the current legal issues surrounding these concessions has not impacted the recoverability of this intangible asset when conducting the impairment testing prescribed under paragraph 15 of SFAS 142, and required under paragraph 8(e) of SFAS 144, given your financial results.

Response:  The initial Exploration Licenses (valid for 12 months) were granted in Sep 2006, and successfully renewed in Sep 2007. The application for extensions were submitted in Aug 2008. Under Indonesian Law, while an application is under review and being processed the license is extend automatically for up to 12 months.

As of the date of the filing of the Annual Report on Form 10-KSB for the year ended May 31, 2008, we had no reason to believe our licenses will be impacted by the legal issue. As it became apparent the license renewal was delayed to the time required to resolve the legal issue, we disclosed these complications and delays to the market in the Current Reports on Form 8-K issued on December 29, 2008 and March 20, 2009 and the Quarterly Report for the period ended February 28, 2009.

We continue to assist local law enforcement authorities with their investigations, and can confirm that at present no current employees or representatives of the company are suspects in their investigations, nor  are likely to be in the future.

The intangible assets were recorded based on a valuation under FAS 141 by an independent appraiser. The Company provided the estimated revenues projections from the projects to the appraiser and the data was used to calculate the value of the cooperative agreements. The estimated royalty rate from the projects was applied to the revenue projections and then the NOPAT (Net Operating Profit After Tax) was calculated. The NOPAT was discounted by the Company WACC (Weighted Average Cost of Capital) for the life of agreements.  Finally, the tax amortization benefit associated with the asset was calculated. The appraiser also determined the life of the asset. The life was determined considering all the pertinent factors under FAS 141 paragraph 11. Based on the appraisal the life of the mines is estimated to be 26 years. Management based on its experience determined that during the last few years about 6 years the extraction will be declined therefore the reasonable estimated life should not be more than 20 years.

Note 10- Business Combination, page 39

Question 7: We note your disclosure stating that the cost of the Thatcher acquisition as $6,400,000 and that goodwill of $6,421,929 was recorded. Please reconcile this statement with the information presented in your purchase price allocation table, indicating the cost of the investment was $7,025,000 and negative goodwill of $5,632,562 was recorded.

Response:  Upon review, we have identified a typographical error in the disclosure regarding the Thatcher acquisition, the disclosure should read:

“The acquisition was accounted for using the purchase method of accounting. The results of the Company include the results of Thatcher as of February 9, 2007, through the closing of the Reorganization Agreement. The cost of the acquisition was $7,025,000 and a gross intangible asset of $7,085,706 is recorded.”

We will correct the Company’s disclosure in our amendment to the Annual Report on Form 10-KSB for the year ended May 31, 2008.

Question 8: Given your discussion about negative goodwill, the amounts presented in your purchase price allocation appear to be intermediary amounts determined in the process of allocating the purchase price and that you would need to replace certain figures shown with the ultimate amounts assigned to comply with paragraph 51(e) of SFAS 141.

Further, tell us why the figure of $12,657,462 is identified as total acquisition costs in your tabulation of negative goodwill.

Response:  Upon review, we have noted that the table of purchase price allocation is incorrect and the Company will replace the existing disclosure with the table provided below in the amended Annual Report on Form 10-KSB for the year ended May 31, 2008.  In addition, $12,657,462 is not total acquisition cost; it is the fair value of net assets acquired.

The following table presents the allocation of the acquisition cost to the assets acquired and liabilities assumed:

Cash	$201,054
Notes receivable	187,424
Prepaid expenses and other current assets	19,907
Intangible assets	12,718,168
Total Assets	$13,126,553

Accounts payable and accrued liabilities	$271,091
Notes payable	198,000
Total liabilities	$469,091

Net asset acquired	$12,657,462

Consideration paid:
Issuance of shares	$6,400,000
Loan advanced to Thatcher and cash paid	$625,000
Total purchase consideration	$7,025,000
Negative goodwill	$(5,632,462)

Engineering Comments

General

Question 9: We note that your website and some press releases refer to or use the terms “measured,” “indicated,” and “inferred,” resources. If you continue to make such references on your web site or in press releases, please accompany such disclosure with the following cautionary language or provide a legal disclaimer tab or page:

“Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-K which may be secured from us, or from our website at http://www.sec.gov/edgar.shtml.”

Please indicate the location of this disclaimer in your response.

Response:  We will update the website to include the required disclaimer.  The disclaimer will be featured at the bottom of the Investor Relations page.  We expect this to be “live” by May 15.

Question 10: We also see that your web site contains disclosure about adjacent or other properties on which you appear to have no right to explore or mine. Accordingly, it would be helpful for you to include the following cautionary language along with such information:

“This web site contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC’s mining guidelines generally prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not necessarily indicative of mineral deposits on our properties.”

Please indicate the location of this disclaimer in your response.

Response:  We will update the website to include the required disclaimer.  The disclaimer will be featured at the bottom of the Investor Relations page.  We expect this to be “live” by May 15.

Current Activities, page 5

Question 11: At various locations in your disclosure, you use terms such as measured, indicated, and inferred and/or geological resources in reference to quantity/quality estimates. The guidance in instruction 3 to paragraph (b) (5) of Industry Guide 7 generally precludes disclosure of mineralization other than proven or probable reserves for disclosure in SEC documents. As such, it appears that you would need to remove non-reserve terminology and the related quantity/quality estimates from your filing.

Response:  In accordance with the Instructions to (b)(5) in Industry Guide 7, there are exceptions to the general rule regarding the restrictive disclosure of mineralization.  In the Company’s case, it is customary in the home country, Indonesia, (where the exploration activities are being conducted) that the Company disclose the information available to it associated with the exploration efforts.  The Company has attempted to do this with a view to the sensitivity of the requirements set forth in the Industry Guide, while adhering to local practice.

Further, as the Company has been seeking strategic partnership and potential investment, the information regarding the exploration activity has been disclosed in other formats and, as such, the Company is attempting to avoid a Regulation FD issue associated with the uneven distribution of information concerning its activities.  The Company is merely attempting to balance the competing legal regimes, customary practices and challenges of searching for a strategic partner or funding source.  We believe that the exceptions set forth in the Instructions to (b)(5) for the Industry Guide 7 provide for these circumstances.  Notably, we make no statements in any of our filings as to reserves.

Filing Status, page 6

Question 12: Please change the address you disclose for the U. S. Securities and Exchange Commission’s public reference rooms to 100 F Street NE Washington D.C. 20549.

Response:  We have amended the Annual Report on Form 10-KSB for the fiscal year ended May 31, 2008 to incorporate the Staff’s comment.

Coal. page 21

Question 13: You refer to a JORC compliant report establishing the quantity and quality estimates for your coal resources. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of mineralization that you have designated as reserves, pursuant to paragraph (c) of Industry Guide 7 and Rule 1 2b-4 of the Exchange Act. Please ensure that the information you provide includes at least the following:

•	Property and geologic maps

•	Description of your sampling and assaying procedures

•	Drill-hole maps showing drill intercepts

•	Representative geologic cross-sections and drill logs

•	Description and examples of your cut-off calculation procedures

•	Cutoff grades used for each category of your reserves and resources

•	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

•	A detailed description of your procedures for estimating reserves

•	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

•	A detailed permitting and government approval schedule for the project, identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

If you would like this supplemental material returned to you, please make a written request with the letter of transmittal and follow the guidance in Rule 418(b) of Regulation C. It would also be helpful to include pre-addressed shipping labels and packaging to facilitate the return of the supplemental information if desired.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Response:  We are providing our JORC Compliant Resource Statement to the Staff engineer establishing the quantity and quality estimates for the Company’s coal resources as requested.  We are providing this material as supplemental information and not as part of the response to the Staff’s comments.  We make no statements in any of our filings as to reserves.

Biographical Information of Directors and Executive Officers, page 51

Question 14: Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, we would ordinarily expect you to include a risk factor disclosure explaining that your management lacks technical training and experience with exploring for, starting, and/or operating a mine; and that with no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry.

In this instance, please also clarify that their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use; and that your operations, earnings, and ultimate financial success could suffer due to management’s lack of experience in this industry.

Response:  For the period, Attila Kovago served as our Chief Geologist and Vice President of Exploration. His resume has been provided as a supplemental communication under cover of a separate letter.

_______________________________

In connection with the aforementioned responses we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

KAL ENERGY, INC.

By:	/s/ William Bloking
William Bloking
Executive Chairman and President

cc:	Andrew Caminschi, Chief Financial Officer